ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
March 29, 2022
Ms. Deborah O’Neal
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) Carbon ETF (the “Fund”) File Nos. 333-179562 and 811-22668
Dear Ms. O’Neal:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Post-Effective Amendment No. 775 to the Trust’s Registration Statement on Form N-1A filed on December 29, 2021 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.The Staff believes that the Fund’s name must comply with Rule 35d-1 (the “Names Rule”). Explain how the Fund can comply with the 80% test required by the Names Rule when the Fund must value derivatives for the purposes of the Rule on a marked-to-market basis using the current market price.
Response:    The Trust does not believe the Fund’s name is “likely to mislead an investor about the Fund’s investment emphasis,”1 nor do we believe that the Fund’s name requires the Fund to comply with Rule 35d-1. Rule 35d-1 requires that an “investment company with a name that suggests that the company focuses its investments in a particular type of investment (e.g., the ABC Stock Fund or XYZ Bond Fund) or in investments in a particular industry . . . invest at least 80% of its assets in the type of investment suggested by the name.”2 The Fund’s name does not suggest that it focuses its investments in a particular type of investment, such as bonds or stocks, but instead references a chemical element that is not investable. In this respect, the Fund’s name is similar to various funds that include commodities in their name, but which are not able to invest at least 80% of their assets in any commodity or commodities generally and maintain their status as an investment company under the 1940 Act and a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. The Staff recognized, if Rule 35d-1 was deemed to apply, the practical inability of these funds to invest directly in commodities in compliance with the requirements set forth in Rule 35d-1 and agreed that the inclusion of the word “strategy” would be sufficient to remove the funds’ names from the ambit of Rule 35d-1. The Trust, therefore, has revised the Fund’s name from Carbon ETF to Carbon Strategy ETF. We note, too, that at least one other registrant that has a similar investment focus has adopted the same approach and is currently effective – KraneShares Global Carbon Strategy ETF.
Comment 2.Please provide a completed fee table and expense example.
Response:    The fee table and expense example for the Fund have been attached as Appendix A to this correspondence.
1 Final Rule: Investment Company Names, Rel. No. IC-24828 (Mar. 31, 2001).
2 Final Rule: Investment Company Names, Rel. No. IC-24828 (Mar. 31, 2001).

Comment 3.Please clarify the quality of corporate fixed income securities in which the Fund intends to invest (e.g., investment grade).
Response:    The requested change has been made.
Comment 4.Please confirm that the Carbon Futures in which the Fund invests are all exchange-traded.
Response:    The Trust so confirms.
Comment 5.With respect to the Fund’s investment in the Subsidiary:
a.If different, disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.
b.Please confirm in correspondence that the financial statements of the Subsidiary will be consolidated with those of the Fund.
c.Please confirm in correspondence that: (1) the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder.
Response:    The Trust responds to the Staff’s comments as follows:
a.The Trust believes that the Subsidiary’s strategy to invest in Carbon Futures and the Fund’s strategy to invest in the Subsidiary and Collateral Investments are adequately disclosed.
b.The Trust so confirms.
c.The Trust so confirms.
Comment 6.Please reconcile the Fund’s policy to not concentrate in any industry or group of related industries and the statement that the Fund may invest more than 25% of its total assets in investments that provide exposure to Carbon Futures and/or emission allowances issued by cap and trade regimes.
Response:    The Trust does not believe the policy and statement are inconsistent, but for clarity, we have revised the statement in the Fund’s Prospectus to state that the Fund expects to have significant exposure to Carbon Futures and/or emission allowances issued by cap and trade regimes. The Trust does not believe the policy and statement are inconsistent because Carbon Futures do not represent a specific industry or group of related industries and thus, the Fund’s policy to not concentrate its investments in any industry or group of related industries is not implicated by the Fund’s investment in Carbon Futures. Further, consistent with the above, we have updated the Fund’s concentration policy in the SAI to read as follows:
The Fund may not concentrate its investments (i.e., hold more than 25% of its total assets) in any industry or group of related industries.

Comment 7.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Comment 8.Please confirm if high portfolio turnover is a principal risk of investing in the Fund. If so, address this in the Principal Investment Strategies section.
Response:    The “high portfolio turnover” risk has been removed.
Comment 9.Please include the month and year in which the Portfolio Managers began managing the Fund.
Response:    The requested change has been made.
Comment 10.Please specify the period of the Semi-Annual or Annual Report that will include the basis for the Board’s approval of the Fund’s Investment Advisory or Sub-Advisory Agreement.
Response:    The requested change has been made.
Comment 11.In the “Investment Restrictions” section, please revise the disclosure to clarify the Staff’s position that a fund should consider the underlying investments in which the fund is invested when determining concentration of the Fund.
Response:    The requested change has been made.
Comment 12.In the SAI, under “Acceptance of Orders of Creation Units,” the disclosure states: “The Trust reserves the absolute right to reject an order for Creation Units transmitted to it by the Transfer Agent with respect to the Fund including, without limitation....” Please delete or conform to rule 6c-11 and the Commission’s guidance thereunder. In proposing rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019).
Response:    We have replaced the referenced disclosure with the disclosure below, which has been previously discussed and reviewed by the Staff.

Acceptance of Orders of Creation Units. The Trust reserves the right to reject an order for Creation Units transmitted in respect of a Fund at its discretion, including, without limitation, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Authorized Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of the Fund; (d) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (e) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (f) in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units.
Examples of such circumstances include acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, the Distributor, the Custodian, the Transfer Agent, DTC, NSCC, Federal Reserve System, or any other participant in the creation process, and other extraordinary events. The Trust or its agents shall communicate to the Authorized Participant its rejection of an order. The Trust, the Transfer Agent, the Custodian and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits nor shall either of them incur any liability for the failure to give any such notification. The Trust, the Transfer Agent, the Custodian and the Distributor shall not be liable for the rejection of any purchase order for Creation Units. Given the importance of the ongoing issuance of Creation Units to maintaining a market price that is at or close to the underlying net asset value of a Fund, the Trust does not intend to suspend acceptance of orders for Creation Units.

*	*	*
If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at 920.360.7173 or alyssa.bernard@usbank.com.
Very truly yours,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President

Appendix A
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.75%

1 Estimated for the current fiscal year.
Expense Example This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then continue to hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$77	$240